SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NASD**
Sub Filer Id	**0000020212**
Sub Filer Ccc	**xxxxxxxx**
Contact Name	**Debra A. Wood**
Contact Phone Number	**502-636-4449**
Item Ids	**7.01**
	9.01
Reporting Period	**11-08-2005**
Global Enclosed File Count	**4**

Documents

8-K	**t8k3q05.htm**
	8k submitting 3rd quarter 2005 conference call transcript
EX-99.1	**ex991.htm**
	transcript of November 8, 2005 conference call
GRAPHIC	**smalllogo.jpg**
	Churchill Downs Incorporated company logo
8-K	**submissionpdf.pdf**
	courtesy copy of submission

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 8, 2005



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

CHURCHILL DOWNS INCORPORATED

INDEX

Item 7.01   **Regulation FD Disclosure**

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the earnings release conference call transcript, dated November 8, 2005, reporting the Registrant's financial results for the third quarter of 2005.

Item 9.01   **Financial Statements and Exhibits**

(c) Exhibits

Exhibit 99.1 Earnings release conference call transcript dated November 8, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

November 22, 2005 /s/ Michael W. Anderson

Michael W. Anderson
Vice President, Finance and Treasurer

CHURCHILL DOWNS

Moderator: Julie Koenig-Loignon
November 8, 2005
8:00 a.m. CT

Operator: Good day, and welcome to the Churchill Downs Incorporated third quarter conference call. Today's call is being recorded. At this time, for opening remarks and introductions, I would like to turn the call over to Ms. Julie Koenig Loignon. Please go ahead.

Julie Koenig Loignon: Thank you. Good morning, and welcome to this Churchill Downs Incorporated conference call to review the Company's earnings results for the third quarter and first nine months of 2005. The results were released yesterday evening in a press release that has been covered by the financial media. A copy of this release, announcing earnings and any other financial and statistical information about the period to be presented in this conference call, including any information required by Regulation G, is available at the section of the Company's Web site entitled "Investor Relations," located at www.churchilldownsincorporated.com.

Let me also note, a release has been issued advising of the accessibility of this conference call on a listen-only basis over the Internet. As we start, let me express that some statements made in this call will be forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, expectations or beliefs about future events or results, or otherwise are not statements of historical fact.

Actual performance of the Company may differ materially from that projected in such statements. Investors should refer to statements included in reports filed by the company with the Securities and Exchange Commission for discussion of additional information, concerning factors that could cause our actual results of operation to differ materially from the forward-looking statements made in this call. The information being provided today is of this date only, and Churchill Downs Incorporated expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in expectations.

I'll now turn the call to Tom Meeker, President and Chief Executive Officer.

Thomas Meeker: Thanks for joining us this morning to discuss our third quarter financial results. Because of various circumstances, we're going to alter the batting order for this morning's call. Mike Miller, our CFO, will begin the call, with a detailed report of our third quarter results and year-to-date results. He'll also fill you in on several matters relating to the Louisiana and Florida events, attendant to the hurricanes, and will provide you with very preliminary information regarding the tornado that struck Sunday at our Ellis Park facility.

Following his comments, I'll make a few comments about our financial results and also give you a sense of where we're taking the Company into the future. Ah, at the end, we'll all be ready to answer your questions. Now, let me turn the call over to Mike.

Michael Miller: Thank you, Tom. Good morning everyone. Let me start out by saying we are very pleased with our results and our accomplishments for the quarter, which we believe further supports the strength of our core operations, our brands, and our overall strategic direction. I'll confine my remarks to the quarter as opposed to the nine months, and then speak to the balance sheet as well. And then finally, to some of the items that Tom mentioned. First, if you would, please turn to the segment information portion of the earnings release, which really establishes the background for our P&L performance for the third quarter.

With respect to revenues, net revenues from continuing operations increased by $9.5 million, or 9.3 percent over the prior year. This increase was driven primarily by the first-time inclusion of our new Fair Grounds operation in the third quarter. This gain also indicates a solid performance, given the overall state of the industry, which is down approximately 4 percent for the year. We are very pleased to report that for Arlington Park's live meet, average attendance increased for the third year in a row, accompanied with strong handle trends. The meet at Ellis Park, which is included in the Kentucky operations segment, was disappointing, as field sizes were below expectations, which decreased the pari-mutuel handle for both the live meet as well as for our export signal.

Another highlight of our operating performance during the third quarter is the strength of our video poker business in Louisiana. As we have previously discussed, we believe there would be a significant benefit for investing capital in that business, as we had acquired outdated machines in the Fair Grounds acquisition approximately a year ago and, indeed, that has been the case.

Approximately 40 percent of the old machines have been replaced with an investment of about $3.6 million, and for those new machines, we have seen a net win in some instances double that of historic averages. Our (operating income from) continuing operations increased from $5.8 million to $12.3 million, largely as a result of the impairment charges incurred for the Ellis Park asset in the third quarter of 2004. Turning now then to the statement of net earnings, you can see that operating income increased by nearly $4.4 million, consistent with the increase in EBITDA, offset by a $1.5 million increase in depreciation, occasioned by the full deployment of our Master Plan capital expenditures at Churchill, as well as the first-time inclusion of depreciation on the Fair Grounds assets. This same relationship is reflected in pre-tax earnings of $6.9 million, which also produced a fully diluted EPS for the quarter for continuing operations of 28 cents, compared to a "Street" consensus of 29 cents.

The results of the Hollywood Park operations, including the gain on sale as well as our interest expense for the year, are included in the discontinued operations information. We are very pleased with this transaction, which allowed us to monetize an asset in a troubled market in an amount that exceeded the 1999 purchase price by approximately $70 million after taxes. As we'll be seeing on the balance sheet, the proceeds were used to pay off all but our shareholder debt, freeing our debt capital to exploit growth opportunities.

Moving on to the balance sheet, our overall decrease in total assets as the result of the disposition of Hollywood Park, offset partially by a $24-million increase in plant and equipment, once again resulting from the Master Plan as well as the inclusion of Fair Grounds for the first time. Our balance sheet is also subject to the normal fluctuations of receivables related to the timing of pari-mutuel settlements. Similarly, total liabilities decreased as a result of the sale, as well as fluctuations in other areas, reflecting the payment of the dividend, the recording of the income tax due on the sale, and the pay-down of long-term debt.

As previously stated, all of our institutional debt has been repaid, and we have negotiated a new five-year, $200-million revolver, with pricing that reflects our new, unlevered, position. In summary, results for the quarter reflect the strength of our core operations and our brands. Our balance sheet, as it reflects capital capacity, is in the best position that it has been for several years. Our ability to capitalize on growth opportunities has never been better.

Let me now make some comments about our recent bouts with Mother Nature and the status of our cleanup efforts, as well as our insurance coverage. We continue to assess the damage in New Orleans following Hurricane Katrina. We have reopened five of our 11 OTBs, and are pleased to say that in large measure they are enjoying very brisk business. We continue to believe that both property and business interruption insurance coverage is sufficient, save for the $500,000 deductible. In all fairness, we are still very early in the process.

Likewise, at Calder, we're still in the assessment phase. Overall damage there was significantly less than in New Orleans. Calder is back in operation, having lost only five simulcast days and four live racing dates of business. However, given its location in South Florida, our deductibles for wind damage are higher there than at any of our other facilities, and in this case, equal to 2 percent of the insured value. It is still too early to accurately estimate the amount, but as things come more into focus, it is probable that there will be some impairment charge for Calder recorded during the fourth quarter.

Finally, at Ellis Park, an early Sunday morning tornado destroyed a significant portion of that facility, in the same storm system that killed 22 people in southern Indiana. Three horses were killed by the storm, but no serious personal injuries were incurred by any of our employees. Our property and business interruption coverage for Ellis Park are the same as with New Orleans, but also, in this case, it is still far too early in the process to estimate the amount of the impairment. I would expect that, again, to be played out in the fourth quarter.

The last item I'd like to comment on, before turning it back over to Tom (Meeker), is Tom's recent activity in selling shares. That has been the subject to some discussion, as you might imagine, and I need to explain the background for that. He (Tom) is very quickly approaching the point of lapses in his ability to exercise certain stock options, and this fact alone resulted in his filing a 10B-5 plan, which, in turn, has produced his recent selling activity. You should know that his holdings in the Company remain very substantial. That concludes my remarks, and I'll now turn it back to Tom.

Thomas Meeker:

Thanks, Mike. The message I'm delivering today is one of optimism. Despite the challenges that we've faced with Katrina and Wilma and now a tornado at Ellis Park, the Company is stronger today that it's ever been. The results we delivered in third quarter demonstrate our ability to deliver positive growth at the revenue, EBITDA, and net earnings lines, of our continuing operations, even in the face of unprecedented challenges brought about by these natural disasters.

Moreover, our year-to-date results, with revenues, EBITDA, and net earnings from continuing operations increasing year over year at 18.8 percent, 20.8 percent, and 16.9 percent, respectively, was produced in the face of a loss of dark-time money in Illinois, an industry-wide bout with strangles and equine herpes, and a soft-business level that has affected the entire pari-mutual industry. Thus, by any measure, I am extremely pleased with the performance of the Company during the quarter and over the first nine months of the year. Solid financial performance for the third quarter, especially in the face of extraordinary challenge, was not the only thing that we accomplished.

From a strategic perspective, we were able to execute on several initiatives that in my view will have a significant impact on the future growth trajectory of the Company. The sale of Hollywood Park was a strategic move that will have a significant impact on the long-term growth of the company. The transaction closed on Sept. 23, at which time Bay Meadows LLC assumed full ownership and control of the track. Under the terms of the amended Asset Purchase Agreement, CDI does retain the right to distribute the Hollywood Park signal as part of its branded CDSN portfolio. Further, we were successful in negotiating a repurchase right in the event that alternative gaming occurs at racetracks in California.

Leaving California, and monetizing our investment in Hollywood Park, was a difficult but important strategic decision for the company. Faced with increased competition from Native American gaming, a legislature that has not responded well to the needs of racing, and a general business environment that is, at best, challenging, the sale of Hollywood Park made absolute sense and significantly strengthened the Company. As Mike mentioned, virtually all debt was removed from our balance sheet and, coupled with a pay down of debt, we were able to renegotiate a new $200 million line of credit under more favorable terms.

In short, we are now a Company that has stabilized revenues, cash flow, and coupled with a balance sheet that allows us immediate access to low-cost capital, which we can use to pursue various strategic opportunities. During the quarter, we also continued our efforts to redefine the industry's tote infrastructure. Working with other racing companies, we moved one step closer to selecting a new tote provider. We continue to believe that the tote initiative is a strategic imperative for the industry and for our Company. The industry needs a safe, reliable, secure, and open tote system that provides a customer-friendly wagering experience. The third quarter also saw the deployment of various components of our CRM initiative.

We are now on track to have a full array of our CRM tools fully deployed during the 2006 racing season. The database consolidation has taken place. Predictive analytic tools are fully operational, and various database-marketing strategies have been implemented for 2006. Our CRM tools, coupled with a new tote platform, which allows us to capture critical wagering information, will provide Churchill Downs with a powerful competitive advantage as more and more of our total handle migrates to non-traditional wagering platforms.

Before I discuss Louisiana, let me make a few comments about, Ellis Park and Calder.

Over the weekend, a tornado that claimed 22 lives in southern Indiana, as was mentioned, also hit Ellis Park. While Ellis Park has sustained substantial damage to the grandstand terrace, paddock, jockeys' quarters, and several barns in the stable area, we're extremely fortunate that we suffered no human life lost. All of our employees are safe, and the Ellis Park's main grandstand and clubhouse buildings remain intact.

We're very saddened by the news that three horses stabled at Ellis Park died as a result of the storm-related injuries. We are currently working with our insurance providers to assess the damage to our facility. We're also assisting horsemen in the relocation of horses from the backstretch of Ellis Park to other stabling facilities in the Tri-State area. It's very early in the process, as Mike mentioned, and in the coming days we will provide more information regarding our plans for Ellis Park. But now I would mention that our thoughts and prayers are with our neighbors in the Tri-State area who have lost homes and loved ones as a result of Sunday's storm.

During the course of the year, Calder has been affected by four hurricanes; Dennis, which postponed the Summit of Speed One day, Katrina, Rita, and now Wilma, the latter of which struck during the fourth quarter. Clearly, these natural disasters have caused a major challenge for the Calder team. However, as the financial results demonstrate, Calder has met these challenges. The effects of Wilma are still being felt in South Florida, but through the efforts of our Calder team, Calder is now up and running. In fact, was opened for business a few days after the hurricane hit.

As we all know, Hurricane Katrina was significantly more devastating to the Gulf Coast than Wilma was to South Florida. This was particularly true for New Orleans, where large parts of the city continue to lie in ruins. But there is not all bad news; there is good news. The basic tourism infrastructure -- represented by the French Quarter and the hotels in the Central Business District -- were not severely damaged. Further, the refining and port facilities are back in operation, and commerce has returned to the community. Most important, the federal government will play a major role in terms of financial support and coordination of the rebuilding effort. In short, New Orleans does have a bright future. The question for CDI, however, is what will be the future of Fair Grounds in the face of this extraordinary challenge. With every crisis comes opportunity, and I firmly believe that is what we can expect in Louisiana.

Fair Grounds has been an icon in the overall cultural, economic and social fabric of New Orleans for over 130 years. In short, Fair Grounds is an institution that has and will continue to be a very important part of the community. For instance, together with our partner, the New Orleans Jazz and Heritage Festival, we have hosted at the track a two-week festival, jazz festival, for the past 10 years or so. It, alone, produces a significant economic impact for that community, and is a major part of the overall tourism portfolio of New Orleans. Over the weeks since the hurricane hit, we've been working with federal, state, and local officials to develop a plan that will encourage businesses, including CDI, to reinvest in New Orleans.

At the outset, we expressed concerns in three general areas: market, workforce, and insurance. Our investment in New Orleans was predicated on having a local market to drive attendance. While we anticipated some drive from the tourism trades -- the Fair Grounds racing operation, a new slot operation -- we're geared towards patrons in the local market. Much of that market, as you well know, has been displaced, and it is questionable whether many former residents will return. Thus, it's important to us, CDI, that Fair Grounds be given new opportunities to reach the tourism market and/or other markets that are -- that were not severely damaged by Katrina.

Toward that end, we have been discussing concepts, such as developing Fair Grounds into a destination point, building a permanent location for Jazz Fest at Fair Grounds, expanding the gaming profile of our operations at the track and OTP locations. Each of these concepts requires legislative action at either the state or local level, which, as we know, is always a difficult proposition. However, given the unique position that Fair Grounds occupies within the community, and the express willingness of local officials to discuss these concepts, we're looking ahead with a degree of optimism that clearly did not exist on the day the waters started to rise.

I'm equally confident there will be various incentives, at both the state and federal level, aimed at all businesses, with a view of attracting reinvestment and new investment in New Orleans. Tax incentives, tax credits, reinvestment credits are all being discussed, and while each of those is very important, it is imperative that we see a plan that will afford the track and its OTB locations with an opportunity to reach new and growing markets.

A qualified workforce is also a critical factor that must be considered before we can reinvest in New Orleans. Today, local businesses are having a difficult time locating employees. Towards that end, we have made extraordinary efforts to locate our employees, provide them with pay and financial assistance necessary to cope with the disaster. That effort has paid off, as we opened five OTBs in the areas not directly affected by the storm, putting some one hundred members of our Louisiana team back to work. We will continue to open OTBs in the coming months.

Further, I'm pleased to report, as Mike mentioned, that the new VLT machines that were deployed in these reopened locations are performing exceptionally well, with as much as a 40-percent net increase in net win per machine in some locations.

The availability of adequate and economical insurance will also be an important factor governing our reinvestment in the community. From all indication, there will be insurance available from both traditional carriers or through a federally sponsored insurance program.

Thus, I trust that I've given you a general overview of what we know about New Orleans, and more important, how we are approaching the decision relative to our reinvesting in the community. Without resort to hyperbole, I firmly believe there's a great opportunity in New Orleans as the community is rebuilt. There is no doubt that it's a daunting task, and one that will require time, but, in the end, there will be a new and broader operation that benefits the Company as well as the community.

Let me close by making a few comments about the future of the Company. As I previously mentioned, the Company is as strong today as it's ever been. This fact is even more important as we view the dynamic changes that are occurring within our industry. In the midst of this change, we see significant opportunities in two areas. The first involves the continuing movement towards an industry racino model. Accordingly, we will continue to heighten our legislative efforts and focus on investment opportunities in states where we currently own facilities, as well as other states where there may be real opportunities to leverage our racetrack management skills with racing developments.

Secondly, and equally important to the expansion of racing, is the continuing use of technology to more broadly distribute our racing products to current and future customers over a variety of platforms. Over the last three years, we've focused on enhancing the quality of our content, aggressively developing our player affinity program, namely the Twin Spires Club, leading the improvement of our tote infrastructure, and building a robust CRM platform. All of these efforts have been aimed at new opportunities to reach traditional players, and, more important, acquire new players in the domestic and international markets. Again, I'm very optimistic about where I see the Company going in the months and years to come. Thank you for being with us this morning, and now I open the call up for any questions you may have.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key (*), followed by the digit one (1), on your touch-tone telephone. If you're using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, please press *1 on your touch-tone telephone to ask a question, and we'll pause for just a moment to assemble our roster.

And we'll go first to Tim Rice of Rice-Voelker

Tim Rice: Good morning, Tom, I was curious if you foresaw any change in the slot allocation or regulatory framework for the Fair Grounds post-Katrina.

Thomas Meeker: I can't say anything definite; that subject is being discussed at this moment. I mean, clearly, that's one of the various alternatives that may come to pass that would encourage our reinvestment.

Tim Rice: OK, and secondly, could you give us an update on where Calder stands as far as a (revote) and …

Thomas Meeker: Yes.

Tim Rice: … in Dade County. And anything else going on down there that might be relevant, given the special session of the legislature …

Thomas Meeker: Right.

Tim Rice: … and the apparent approval that's going to be coming for (Broward).

Thomas Meeker: Well, you start off with (Broward) -- and there's an effort under way that has resulted in a call for a special session, at which point, as part of that call, the issue of enabling legislation has been placed on the agenda. As it relates to Miami-Dade in 2007 is the first time we can go back to the electorate with a vote, and we are working right now towards putting the matter back on the agenda in 2007.

Tim Rice: OK, and my last question, you referenced various strategic opportunities that you were going to pursue, given the strengthening of the balance sheet after the sale of Hollywood. I know you've expressed interest in NYRA (New York Racing Association) in the past. Could you kind of provide a guide as to how that's going to proceed as far as the process of possibly replacing NYRA as the operator of the New York tracks, and how Churchill Downs might fit into that?

Thomas Meeker: Well, I can't comment specifically on how we might be involved, we've stated that -- I think, on a couple of occasions, that our interests are insuring that NYRA has longevity, and to the extent that we can assist in insuring that occurs, we're -- we stand ready. As to the process -- the process was originally geared to a mid-year of next year kind of extravaganza, at which point, this commission that will make the ultimate decision on who will hold the franchise beyond 2007 would be put in place and start their work. In light of certain events that have occurred, publicly stated by NYRA, namely their financial crisis, there has been some discussion about moving that up. But to date, nothing definitive has been stated by the state or this commission as to how they are going to proceed. But I would anticipate, I mean, clearly where we are today, it would seem that the earliest you would see any significant action in New York would be first quarter.

Tim Rice: OK, that's great, and thank you very much for your commitment to New Orleans; a lot of people are very appreciative of it.

Thomas Meeker: Well we -- as I said, I think, I think in fairness that there are a lot of challenges that community faces. We enjoy a unique position in that we're part of, a critical part of the overall economic fabric of that community, as well as the cultural and social fabric. And they have been very good, the state and local officials from the Governor on down have been very, very encouraging to us. And as time goes on, I think we'll be able to get a much clearer picture of, one, where New Orleans is going to go, and two, how we'll fit into the picture.

Tim Rice: All right, thanks an awful lot. Bye-bye.

Operator: And, once again, it is *1 to ask a question. And we'll pause for just a moment. Again, that is *1. And it appears that we have no further questions at this time, I'd like to turn the call back over to Tom Meeker for additional or closing remarks.

Thomas Meeker: Hello, this is Tom again, and thank you all for joining us. Obviously, we've given you a lot of information about some of the challenges that we've had to face over the last several months. As time goes on, you can expect that we will update you periodically, and I look forward to talking with you at year-end about how well the Company has proceeded down the line for growth. So, again, thank you for joining us this morning.

Operator: And that does conclude today's conference. We thank you for your participation, and you may disconnect at this time.

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